345 Park Avenue New York, NY 10154-1895	Direct Main Fax	212.407.4000 212.407.4000 212.407.4990

Via Edgar

January 28, 2025

Erin Donahue

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Iron Horse Acquisitions Corp.
Registration Statement on Form F-4 Filed December 19, 2024 File No. 333-283933

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of our client, Iron Horse Acquisitions Corp., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 16, 2025 (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”).

The Company has filed via EDGAR an Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to Zhong Guo Liang Tou Group Ltd (“CFI”) or matters arising from CFI’s participation in the preparation of the Registration Statement and the Amended Registration Statement, are based on our discussions with and information received from CFI or its counsel, iTKG Law LLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amendment Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement Form F-4/A filed December 19, 2024

Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page.

2.	Please revise the compensation received by sponsor section to include all compensation to be received by the Sponsor and its affiliates in connection with this transaction. In this regard, we note the 500,000 shares of New CFI to be received pursuant to a Transition Services Agreement. See Item 1604(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page.

Market and Industry Data, page i

3.	We note your disclosure that industry data was obtained from third-party sources. Please revise to clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement.

Response: The Company acknowledges the Staff's comment and respectfully advises the Staff that CFI has not commissioned any third party to provide the industry data referenced in the Registration Statement, and it has made clarifying changes and added information regarding the specific sources of the data on page i.

What are the effective underwriting fees under the various redemption scenarios?, page x

4.	Please revise the tables to quantify the cash in trust under each scenario provided.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page x.

Questions and Answers About the Proposed Business

What vote is required to approval the proposals?, page xiv

5.	State whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of Iron Horse is required. Please refer to Item 1606(c) of Regulation S-K. Add any appropriate risk factors if the transaction is not structured in a way that such approval is required and/or if approval of the transaction is already assured as a result of the number of shares held by the sponsor.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page xiv.

Did the Iron Horse Board obtain a third-party valuation, page xvi

6.	We note that the SPAC Board decided not to obtain a fairness opinion because it relied on the financial skills and background of its officers and directors in evaluating the operating and financial merits of companies. Please revise to describe in greater detail the industry experience of the officers and directors that the Board relied upon in evaluating the financial aspects of the potential business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page xvi.

Summary, page 1

7.	Provide early in the summary a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 2 to include a summary diagram.

8.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 12-16.

9.	Provide a description of how cash is transferred through your organization and disclose you intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, and quantify the amounts where applicable.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 2-3.

10.	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries if you (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 3-4.

11.	Please provide in tabular format in your summary the terms and amount of compensation to be received by the Sponsor, its affiliates, and promoters in connection with the business combination. Ensure your disclosure addresses each aspect of Item 1604(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 10.

12.	We note your disclosure that the time period to complete a business combination may be extended. Revise your disclosure to state whether shareholders may redeem their shares in connection with any proposal to extend the time period.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 1.

13.	Please disclose any circumstances or arrangements under which the sponsor, its affiliates, and promoters could indirectly transfer ownership of your securities through transfers of sponsor membership interests. See Item 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 10.

14.	We note your disclosure on page 74 regarding Iron Horse’s Board of Director’s reasons for the approval of the Business Combination. Please revise the summary section to describe any material factors that the board considered in making this determination. See Item 1604(b)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 12.

Risk Factors, page 16

15.	Please add a risk factor disclosing the material risks associated with the exclusive forum provision in your amended and restated certificate of incorporation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 63.

16.	If the assets in your trust account are securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act, disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 64 and 65.

17.	We note the audit report for Iron Horse Acquisition Corp. includes a statement expressing substantial doubt about the Company’s ability to continue as a going concern. Please revise your risk factors to highlight this ability to continue as a going concern, describing the material risks associated with the going concern opinion issued by the auditor.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 69.

18.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 53.

Proposal No. 1 - The Business Combination Proposal, page 67

19.	State whether or not a majority of the directors (or members of a similar governing body) of Iron Horse have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating terms of the de-SPAC transaction and/or preparing a report concerning the approval of the de-SPAC transaction. Refer to Item 1606(d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 88.

20.	It appears your charter is silent on the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target. Additionally, please discuss whether any members of the company or the Sponsor owed fiduciary or contractual obligations to any other entities. Please revise to clarify how the Board considered the conflicts in negotiating and recommending the Business Combination generally.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 81.

21.	We note your disclosure that Iron Horse reviewed an independent valuation analysis, and the underlying assumptions and projections. Please include the disclosures required by Item 1609 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 82-84.

Other Agreements, page 69

22.	Please disclose the materials terms of the Transition Services Agreement. Please include any appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 8 and 80.

Background of the Business Combination, page 70

23.	Please revise the first paragraph on page 72 to clarify the entity that prepared referenced independent valuation report provided by the Target.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 82.

Material U.S. Federal Income Tax Consequences, page 88

24.	Please revise to provide the federal income tax consequences of the de-SPAC transaction to (i) the SPAC, (ii) the target company, (iii) target security holders, and (iv) SPAC security holders. Refer to Item 1605(b)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that (1) it has revised its disclosure on pages 100-107, and (2) there are no U.S. federal income tax consequences of the de-SPAC transaction to the SPAC or to non-redeeming SPAC security holders, as the non-redeeming SPAC security holders are not exchanging SPAC shares in the de-SPAC transaction.

Iron Horse’s Business, page 93

25.	We note your disclosure in this section appears to be outdated. For instance, you state “we have not yet selected a target business with which to consummate our initial business combination.” Please update this section.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 108 and 112.

26.	Please describe the general character of the Sponsor’s business. Refer to Item 1603(a)(2) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 108.

27.	Describe the material roles and responsibilities of the SPAC sponsor, its affiliates, and any promoters in directing and managing the special purpose acquisition company’s activities.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 108.

28.	Describe any agreement, arrangement, or understanding between the SPAC sponsor and the special purpose acquisition company, its officers, directors, or affiliates with respect to determining whether to proceed with a de-SPAC transaction. Please refer to Item 1603(a)(5).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 113.

29.	We note a reference on page 76 to a section titled “Interests of Iron Horse’s Directors and Officers in the Business Combination” but note that this section does not appear in the filing. Please describe any actual or potential material conflict of interest of the SPAC sponsor, its affiliates, the SPAC’s officers, directors or promoters and the unaffiliated security holders of the SPAC. Please refer to Item 1603(b) of Regulation S-K. List each actual or potential source of conflict individually, describe how the conflict of interest may result and quantify the interest.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page and pages 88 and 197-200.

Information about CFI Group

Corporate History and Structure, page 109

30.	We note your disclosure on page 111 that OpCo 4 is in the process of planning to launch. Please update to disclose when OpCo 4 is expected to launch.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 128.

Business and Growth Strategy, page 111

31.	We note that CFI plans to enter into collaborative arrangements with Mr. Jiang for its own production capabilities. Please update the disclosure here and throughout regarding these arrangements if any arrangements are entered into.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 27, 28, 32, 128, 129 and 172.

Our Products, page 113

32.	We note your disclosure that your Slimming Biscuits have passed third-party certification for weight-loss efficacy. Please revise your disclosure to include more information on the third-party who has certified that health claim.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 132.

33.	We note your Collagen Peptide Prebiotic is “suitable for individuals managing weight, digestive issues, or immune deficiencies” and your Natto Compound Gel Candy can “lower blood lipids and dissolve plaque, improving circulation.” Please revise your disclosure to state the basis for these claims.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 131.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CFI

Impact of Macroeconomic Conditions, page 156

34.	We note your disclosure here that increasing inflation may impact your business. Please revise this section to state whether inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected. Please also note any efforts you have taken to mitigate inflationary pressures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 173.

Comparison of Corporate Governance and Stockholder Rights, page 195

35.	Please revise this section to include the rights of target company security holders. Refer to Item 1605(b)(4) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 212-215.

Where You Can Find More Information, page 202

36.	We note your disclosure that “[a]ll information contained in this proxy statement/prospectus relating to Iron Horse has been supplied by Iron Horse, and all such information relating to CFI has been supplied by CFI” and that “[i]nformation provided by either the Iron Horse or CFI does not constitute any representation, estimate or projection of any other party.” Because these statements could be read as a disclaimer of your responsibility for the disclosure in your filing, please revise to remove any implication that Iron Horse or CFI disclaim any responsibility for any of the disclosures contained in the registration statement.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 221.

Financial Statements of Zhong Guo Liang Tou Group Limited

Consolidated Statement of Cash Flows, page F-46

37.	Please revise the title of the column to correctly indicate that the information presented is for the period from August 14, 2023 (inception) through December 31, 2023.

Response: CFI acknowledges the Staff's comment and respectfully advises the Staff that it has revised the title of the column to correctly indicate that the information presented is for the period from August 14, 2023 (inception) through December 31, 2023 on page F-46.

Unaudited Consolidated Statements of Cash Flows, page F-56

38.	Please revise to clarify why the changes in your operating assets and liabilities do not equal the changes based on your balance sheets on page F-53. For example, on this statement you show the change in Prepayments for the nine months ended September 30, 2024 as $(1,670,343), although we note from page F-53 that the balance of Prepayments was $0 at December 31, 2023 and $1,710,685 at September 30, 2024, which would result in a change of $(1,710,685) for the period. Please revise to correctly present all the changes reported in operating assets and liabilities, or advise us.

Response: CFI acknowledges the Staff's comment and respectfully advises the Staff that the discrepancies noted is caused by a difference between the reporting currency and the functional currency of CFI. The unaudited consolidated financial statements of CFI are presented in the reporting currency of the U.S. dollar (“USD”), where the functional currency of CFI is the Chinese Renminbi (“RMB”), which is the respective local currency used in its primary economic environment. Assets and liabilities of CFI are translated into the reporting currency using the exchange rate in effect at the balance sheet dates. Equity transactions are translated using the historical exchange rate in effect on the date of the transaction, except for the change in retained earnings during the year, which is the result of the operations translation process. Results of operations and cash flows are translated using the weighted average exchange rates in effect during the period. As a result, amounts relating to the assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. This is disclosed in our foreign currency and foreign currency translation policy within Note 2 – Summary of Significant Accounting Policies on page F-57 and F-58.

Notes to Unaudited Consolidated Financial Statements

Revenue Recognition - Wholesale distribution segment, page F-61

39.	We note that certain distribution contracts have minimum purchase volume requirements. Please explain your statement that you recognize remaining revenue at the end of the period “if the minimum is not reached” and clarify your pattern of revenue recognition.

Response: CFI acknowledges the Staff’s comment and respectfully advises the staff that in determining the accounting for distribution contracts with customers that contain minimum purchase volume requirements CFI considered the TRG’s November 2015 discussion and determined the nature of its promise to the customer is the delivery of products. CFI is not obligated to transfer any products until the customer submits a purchase order specifying the quantity of products it wishes to purchase. In other words, the distribution contracts contain an option to purchase additional goods, not variable consideration. Because the pricing of additional products is at the stand-alone selling price, the entity concluded that the distribution contracts do not contain a material right. As a result, the entity recognizes revenue in each period control of the products ordered under customer purchase orders transfers to the customer. When a customer’s option to purchase additional quantities of products at the specified prices under the distribution agreement expires, CFI recognizes the remainder of the minimum purchase commitment. CFI does not recognize the remainder of the minimum purchase commitment under a distribution contract prior to the expiration date of the distribution contract because it does not have a right to the amount until the expiration date. Please see expanded disclosures clarifying the pattern of revenue recognition on page F-61.

This revenue recognition pattern is consistent with the requirements set forth in Paragraph 41 in TRG Paper 48 states that a customer’s purchase order under a master supply agreement is not similar to a stand ready obligations in TRG Agenda Ref 16. Rather, paragraph 41 in TRG Paper 48 states that “when the customer submits a purchase order, it is contracting for a specific number of distinct goods and creates new performance obligations for the supplier”.

Note 9 - Related Party Transactions, page F-66

40.	We note from page 107 that CFI was established on April 18, 2024 under the laws of the British Virgin Islands and is 100% owned by Rosy Sea, an entity also organized under the laws of the British Virgin Islands on April 18, 2024. Rosy Sea is 100% owned by Mr. Zhengjun Jiang, who through Rosy Sea also owns CFI. As it appears that both entities are 100% controlled by Mr. Jiang, please explain to us your conclusion that the assets contributed to CFI by Mr. Jiang in the May 30, 2024 transaction should be recorded at fair value as opposed to Mr. Jiang’s book/carrying value. Please cite the accounting guidance on which you based your accounting. Tell us how you considered the guidance in ASC 805-50 and ASC 845-10-15-4.b.

Response: CFI acknowledges the Staff's comment and respectfully advises the Staff that the assets contributed to CFI by Mr. Jiang in the May 30, 2024 transaction have been recorded at fair value as opposed to Mr. Jiang’s book/carrying value, despite the common control context. This decision is grounded in the accounting guidance under ASC 845-10-15-4.b, which allows for fair value measurement of nonmonetary transactions that have commercial substance, even among entities under common control. The transaction significantly impacts CFI's operational capacity and future cash flows by providing essential assets for future administrative and operating activities. This change indicates that the transaction has a material effect on the economic circumstances of CFI, thus meeting the criteria for recognizing such transactions with commercial substance at fair value.

Additionally, while transactions under common control are often excluded from the scope of ASC 805, the principles of fair value measurement for asset contributions are analogous under ASC 845, which does not specifically exclude transactions under common control if they have commercial substance. This approach ensures that the financial statements reflect a more realistic and market-related valuation of the assets, which is critical for both internal management and external stakeholders to assess the true financial and operational status of CFI post-transaction.

Note 11 - Segment Information, page F-67

41.	Please revise to include revenues by segment. Refer to ASC 280-10-50-22.

Response: CFI acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page F-67.

Exhibits

42.	Please file all material agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. For instance, we note references to a Supply Agreement and Employment Agreements.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has filed the exhibits.

General

43.	We note your disclosure on page 93 that your team has “demonstrated an extensive track record of successful acquisitions” and that some of your directors also have experience in acquisitions. Please revise to describe the prior SPAC experience of the SPAC Sponsor, its affiliates, and any promoters. See Item 1603(a)(3) of Regulation SK.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 111.

44.	We note your disclosure in the frequently used terms section that “Founder Shares” refers to the 1,967,000 shares sold for an aggregate purchase price of $25,000. We also note in your initial conflicts of interest section that the Founder Shares are 1,932,000 shares sold for an aggregate price of $25,000. Please revise your disclosure for consistency.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page the cover page and pages ix, 90, and 182. The Company transferred to EF Hutton and/or its designees in the IPO 35,000 Founder Shares as the Representative Shares at the time of the consummation of IPO.

45.	Please disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 108-110.

46.	We note references to the defined term Acquiror Financing Note and Acquiror Promissory Note. Please revise to clarify if these references are to the same information and quantify the outstanding amount.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on pages 5, 77 and 86.

47.	Please revise your filing to include risk factor disclosure and a separate Enforceability of Civil Liabilities section addressing the enforcement risks related to civil liabilities due to your officer and directors having ties to, or being located outside of the United States. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities, lack of reciprocity and treaties, and cost and time constraints.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on page 63 and 219.

48.	With respect to your conflicts of interest disclosure please provide such disclosure between: on one hand, the SPAC sponsors, their affiliates, SPAC officers, SPAC directors, or promoters, target company officers or target company directors; and, on the other hand, unaffiliated security holders of the SPAC. Refer to Items 1604(a)(4), 1604(b)(4) and 1603(b) of Regulations S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure on the cover page.

Please do not hesitate to contact Tahra Wright at (212) 407-4990 or Joan S. Guilfoyle at (202) 524-8467 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Tahra Wright
Tahra Wright